May 2, 2019

Joseph Moscato
President and Chief Executive Officer
Generex Biotechnology Corp
10102 USA Today Way
Miramar, FL 33025

       Re: Generex Biotechnology Corp
           Form 8-K Dated March 25, 2019
           File No. 000-25169

Dear Mr. Moscato:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Healthcare
& Insurance